

September 29, 2014

Via E-mail
Alasdair Federico
Vice President
Lake Shore Gold Corp.
181 University Avenue, Suite 2000
Toronto, Ontario
Canada M5H 3M7

> **Re:** **Lake Shore Gold Corp.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-35197**

Dear Mr. Federico:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining